Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE:	604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE:	604.685.9441
	www.westernwindenergy.com

N E W S   R E L E A S E

December 21, 2010

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 55,261,986

Western Wind has Secured Financing of $24 Million for Kingman

Western Wind Energy Corp ("Western Wind” or the "Company") has closed a $24 million financing for its 100% wholly owned 10.5 megawatt ("MW") combined wind and solar project located in Kingman, Arizona. The financing includes a one year construction loan convertible to a 7 year term loan, a bridge loan to the ITC cash grant from the US Department of Energy and some vendor financing. Construction will start immediately.

The proceeds of this financing will be used to complete construction of the 10.5MW solar – wind project that is believed to be the first utility scale renewable energy project that combines wind and solar under one power purchase agreement. Western Wind now has 165.5 MW of wind and solar capacity either in production or in construction.

KeyBank National Association (KeyBank) has arranged a construction loan of $16 million and a cash grant bridge loan of $4.2 million. The bridge loan will be repaid upon receipt of the cash grant and the $16 million construction loan would convert to a 7 year term with a hedged fixed interest rate averaging approximately 6.78% per annum. The term loan is amortized over 18 years. The KeyBank loans are secured by the assets of Kingman Energy Corp and a guarantee through the construction period has been provided by Western Wind.

A $4 million subordinated loan was provided by a vendor at an interest rate of 6% per annum and secured by a second lien on the cash grant and assets of the Kingman Energy Corp. The loan matures the earliest of the date upon which the Cash Grant is received and one hundred and thirty five (135) days after the Commercial Operations Date.

Incentive Stock Options

Western Wind wishes to announce that it has granted, to employees, consultants and directors 3,000,000 incentive stock options at a price of $1.09 per share exercisable for a period of five (5) years from the date of grant.

About KeyBank

KeyBank is the banking division of Cleveland-based KeyCorp (NYSE: KEY), one of the nation's largest bank-based financial services companies, with assets of approximately $94 billion. Key companies provide investment management, retail and commercial banking, consumer finance, and investment banking products and services to individuals and companies throughout the United States and, for certain businesses, internationally. For more information, visit https://www.key.com/.

About Western Wind Energy Corp.

Western Wind is a vertically integrated renewable energy electrical production company that currently owns over 500 wind turbines with 165.5 MW of rated capacity either in production or in construction in the States of California and Arizona. Western Wind further owns additional development assets for both solar and wind energy in California, Arizona, Ontario, Canada and has a development team in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and acquiring land sites and technology for the production of electricity from wind and solar energy. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

“Western Wind Energy Corp. was recognized as a TSX Venture 50® company in 2010. TSX Venture 50 is a trade-mark of TSX Inc. and is used

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s intended use of proceeds from the Offering. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the Company’s ability to profitably utilize the lands as planned and the other factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.

“Western Wind Energy Corp. was recognized as a TSX Venture 50® company in 2010. TSX Venture 50 is a trade-mark of TSX Inc. and is used